November 20, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Attn:  Kevin Woody, Branch Chief, Division of Corporation Finance

Re:	NorthStar Realty Finance Corp.
Form 10-K for Fiscal Year Ended December 31, 2011

Dear Mr. Woody:

Set forth below are the responses of NorthStar Realty Finance Corp. (together with its subsidiaries, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 16, 2012 (the “Letter”), with respect to the Company’s Form 10-K for fiscal year ended December 31, 2011 (the “Form 10-K”) filed on February 17, 2012.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company.  Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s Exchange Act periodic filings.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

Comment No. 1 - General

We note your response to prior comment 1 from our letter dated September 26, 2012 and proposed disclosure.  Please address the following:

a.              Please tell us whether you will provide year-to-date information for your disclosure of average balances and net interest income, and your basis therein;

b.              Please clarify your basis for using amortized cost for interest-earning assets, but incorporate the impacts of amortization premiums and discounts in determining interest income/expense;

c.               We note your discussion in your form 10-Q for the period ended September 30, 2012 for table note 5.  Regarding such net presentation of CDO financing transactions, please tell us the gross impact to interest-earning assets and interest-bearing liabilities and tell us why you believe net presentation is more beneficial to an investor.

Response to Comment No. 1

(a)   The Company notes the Staff’s comment and advises the Staff that it began providing such year-to-date information in its Form 10-Q for the quarter ended September 30, 2012.

(b)   The Company used principal amount for N-Star CDOs, credit facilities and secured term loan as opposed to amortized cost for CRE debt and security investments.  The Company notes the Staff’s comment and advises the Staff that the primary reason for such treatment is that these liabilities are generally issued at par and therefore there is typically no discount or premium.  In addition, with respect to the N-Star CDOs, the Company elected the fair value option under ASC 825, and as such, the CDO bonds are presented at fair value with the change in fair value reported in unrealized gain (loss) on the statement of operations.  Since the fair value changes quarter-over-quarter, a financing cost based on fair value is not meaningful.  As a result, the Company believes financing cost based on principal amount for these liabilities is more representative of the Company’s financing cost.

(c)   The Company notes the Staff’s comment and advises the Staff that the table is not a net presentation of its CDO financing transactions but rather it is the net cash payments of interest rate swaps in the CDO financing transactions.  In response to the Staff’s comment, the Company will, in future Exchange Act periodic filings commencing with Form 10-K for fiscal year ended December 31, 2012, modify its disclosure.  For illustration purposes, the following presents such modification as applied to the disclosure in the Company’s Form 10-Q for the quarter ended September 30, 2012:

We use interest rate swaps in our CDO financing transactions to manage interest rate risk.  Weighted average financing costs ~~reflects~~ includes $18.6 million and $24.1 million of net cash payments on interest rate swaps ~~in our CDO financing transactions~~ reported in unrealized gain (loss) on the statement of operations for the three months ended September 30, 2012 and 2011, respectively.

Item 8. Financial Statements and Supplementary Data, page 103

Comment No. 2 — Consolidated Balance Sheets, page 106

We note your response to prior comment 3 and disagree with your position. Please recast your consolidated balance sheets to comply with Rule 5-02 of Regulation S-X in future filings.  In addition, please provide us the draft disclosure within your response.

Response to Comment No. 2

The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act periodic filings commencing with the Form 10-K for fiscal year ended December 31, 2012, modify its balance sheets in the form presented in Appendix A as applied to the disclosure in the Company’s Form 10-Q for the quarter ended September 30, 2012.

* * *

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:	Mark Rakip, Securities and Exchange Commission
Albert Tylis, NorthStar Realty Finance Corp.
Ronald Lieberman, NorthStar Realty Finance Corp.
Robert W. Downes, Sullivan & Cromwell LLP
Michael C. Bernstein, Grant Thornton LLP

Appendix A — Consolidated Balance Sheets

NORTHSTAR REALTY FINANCE CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

	September 30, 2012	December 31,
	(Unaudited)	2011

Assets
Cash and cash equivalents	$252,427	$144,508
Restricted cash	268,727	298,364
Operating real estate, net	1,108,293	1,089,449
Real estate securities, available for sale	1,253,940	1,473,305
Real estate debt investments, net	1,830,048	1,710,582
Investments in and advances to unconsolidated ventures	114,070	96,143
Receivables, net of allowance of $1,158 in 2012 and $1,179 in 2011	34,383	31,488
Receivables, related parties	8,561	5,979
Unbilled rent receivable	15,129	11,891
Derivative assets, at fair value	9,425	5,735
Deferred costs and intangible assets, net	88,215	98,384
Assets of properties held for sale	1,595	3,198
Other assets	26,947	37,411
Total assets(1)	$5,011,760	$5,006,437

Liabilities
CDO bonds payable (see Note 9)	2,104,782	2,273,907
Mortgage notes payable	781,107	783,257
Credit facilities	150,146	64,259
Exchangeable senior notes	290,256	215,853
Junior subordinated notes, at fair value	182,100	157,168
Secured term loan	14,682	14,682
Accounts payable and accrued expenses	61,498	66,622
Escrow deposits payable	90,890	52,856
Derivative liabilities, at fair value	188,412	234,674
Other liabilities	79,233	103,545
Total liabilities(2)	3,943,106	3,966,823

Commitments and contingencies (see Note 15)
Equity
NorthStar Realty Finance Corp. Stockholders’ Equity
Preferred stock, 8.75% Series A, $0.01 par value, $61,675 and $60,000 liquidation preference as of September 30, 2012 and December 31, 2011, respectively	59,453	57,867
Preferred stock, 8.25% Series B, $0.01 par value, $349,975 and $190,000 liquidation preference as of September 30, 2012 and December 31, 2011, respectively	323,769	183,505
Common stock, $0.01 par value, 500,000,000 shares authorized, 134,837,497 and 96,044,383 shares issued and outstanding as of September 30, 2012 and December 31, 2011, respectively	1,348	960
Additional paid-in capital	1,018,610	809,826
Retained earnings (accumulated deficit)	(326,183)	(8,626)
Accumulated other comprehensive income (loss)	(24,563)	(36,160)
Total NorthStar Realty Finance Corp. stockholders’ equity	1,052,434	1,007,372
Non-controlling interests	16,220	32,242
Total equity	1,068,654	1,039,614
Total liabilities and equity	$5,011,760	$5,006,437

(1) Assets of consolidated VIEs included in the total assets above:
Restricted cash	$243,731	$261,295
Operating real estate, net	340,164	313,227
Real estate securities, available for sale	1,125,875	1,358,282
Real estate debt investments, net	1,513,131	1,631,856
Investments in and advances to unconsolidated ventures	62,831	62,938
Receivables, net of allowance of $1,158 in 2012 and $1,179 in 2011	18,575	22,530
Derivative assets, at fair value	—	61
Deferred costs and intangible assets, net	40,120	47,499
Assets of properties held for sale	1,595	3,198
Other assets	14,063	20,549
Total assets of consolidated VIEs	$3,360,085	$3,721,435

(2) Liabilities of consolidated VIEs included in the total liabilities above:
CDO bonds payable (see Note 9)	$2,104,782	$2,273,907
Mortgage notes payable	228,446	228,525
Secured term loan	14,682	14,682
Accounts payable and accrued expenses	15,123	15,754
Escrow deposits payable	75,917	52,660
Derivative liabilities, at fair value	188,412	226,481
Other liabilities	25,540	55,007
Total liabilities of consolidated VIEs	$2,652,902	$2,867,016